CUSIP No. 23559-26

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)

AmerAlia, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

023559-26

(CUSIP Number)

Greg Link, Director

Sentient Executive MLP I, Limited, General Partner

Of Sentient USA Resources Fund, L.P.,

Landmark Square,

64 Earth Close,

West Bay Beach South

P.O. Box 10795

Grand Cayman KY1-1107, Cayman Islands

345-814-6317

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

(with copy to)

Gregory A. Smith, Esq.

Quinn & Brooks LLP

9800 Mt. Pyramid Ct., Suite 400

Englewood, CO 80112

303-298-8443

June 30, 2010

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and if filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23559-26

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT USA RESOURCES FUND, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 339,574,381
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 339,574,381
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,574,381
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 23559-26

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT EXECUTIVE MLP 1, LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 339,574,381
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 339,574,381
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,574,381
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 23559-26

Item 1.

Security and Issuer

This filing relates to the common stock (the “Common Stock”) of AmerAlia, Inc. (“AmerAlia”), a Utah corporation. The address of AmerAlia’s principal office is 3200 County Road 31, Rifle, CO 81650.

Item 2.

Identity and Background

(a) – (c) This Amendment is being filed jointly by: (i) Sentient USA Resources Fund, L.P. (“Partnership I”),  and (ii) Sentient Executive MLP I, Limited (“MLP I”) (the foregoing are collectively referred to herein as the “Reporting Persons”).  Corrected information concerning the directors of MLP I is attached as Schedule A to this Filing, which is hereby incorporated herein.

Item 3.

Source and Amount of Funds or Other Consideration

 Pursuant to the Exchange Agreement (Exhibit MM), Partnership I exchanged 820,000 shares of common stock of Natural Soda Holdings, Inc., a Colorado corporation, for 286,119,886 shares of common stock of AmerAlia, Inc. (representing approximately 82.2% of the shares of AmerAlia after the issuance).

Item 4.

Purpose of Transaction

To cause Partnership I to own AmerAlia common stock and to cause Natural Soda Holdings, Inc. to become a wholly owned subsidiary of AmerAlia and for Partnership I to acquire additional ownership of AmerAlia.

(a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer.

 See Item 3.

(b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

No change.

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

No change.

(d) Any change in the present board or directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

Pursuant to its rights under the Restructuring Agreement, Partnership I caused AmerAlia to expand its Board of Directors from seven (7) members to ten (10) members, nominating Alan De’ath, Paul-Henri Couture and Michel Marier to fill the three (3) newly created vacancies. Each of these persons was elected to serve as a Director of AmerAlia.  Under the Exchange Agreement, Partnership I has the right to cause AmerAlia to expand its board of directors from ten (10) members to (12) members and Partnership I has the right to name 2 suitably qualified persons to fill the newly created positions.

(e) Any material change in the present capitalization or dividend policy of the Issuer.

No change.

(f) Any other material change in the Issuer’s business or corporate structure. None, except as set forth herein.

None, except as described herein.

CUSIP No. 23559-26

(g) Changes to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

None.

(h) Causing a class of securities of the Issuer to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

None.

(i) Causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

None.

(j) Any action similar to any of those enumerated above.

None.

Item 5.

Interest in Securities of the Issuer

Partnership I owns 334,074,381 shares of AmerAlia common stock. In addition, Partnership I has a limited option to purchase 5,500,000 shares of AmerAlia common stock at a purchase price of $0.36 per share to be exercised solely for the purpose of discharging obligations of AmerAlia that existed as of October 31, 2008 (“Partnership I’s Limited Option”). Partnership I’s Limited Option expires October 31, 2010. The maximum number of shares that Partnership I could own as a result of the foregoing is 339,574,381shares of AmerAlia’s common stock, which would result in Partnership I owning a maximum of approximately 94.9% of the total number of shares of AmerAlia common stock.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Items 3 and 5.  Partnership I has a policy requiring any employee of Partnership I or its affiliates to not personally benefit from any directors fees, including directors’ stock options. Any such employee that serves as a director of AmerAlia will be required to have the fees or options issued to Partnership I or such person will transfer the fees (and options or the benefit of the options) to Partnership I, or such person will make other appropriate arrangements to ensure that Partnership I receives the economic benefit of such fees, options or other compensation.  This policy excludes persons who are only employees of companies in which Partnership I or its affiliates have invested. This policy applies to any benefits awarded to Paul-Henri Couture and Michel Marier.

Item 7.

Material to be Filed as Exhibits

(A)

Securityholder Agreement dated March 19, 2004, by and among AmerAlia, Inc., Natural Soda, Inc., Natural Soda Holdings, Inc., Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(B)

Letter of Amendment to the Securityholder Agreement effective July 31, 2004 by and among AmerAlia, Inc., Natural Soda, Inc., Natural Soda Holdings, Inc., Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

CUSIP No. 23559-26

(C)

Secured Subordinated Series B1 Debenture due February 19, 2008 in the principal amount of $9,265,260 issued by Natural Soda Holdings, Inc. to Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(D)

Secured Subordinated Series B1 Debenture due February 19, 2008 in the principal amount of $2,034,740 issued by Natural Soda Holdings, Inc. to Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(E)

Secured Subordinated Series B2 Convertible Debenture due February 19, 2008 in the principal amount of $7,953,365 issued by Natural Soda Holdings, Inc. to Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(F)

Secured Subordinated Series B2 Convertible Debenture due February 19, 2008 in the principal amount of $1,746,635 issued by Natural Soda Holdings, Inc. to Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(G)

Management and Cost Reimbursement Agreement, dated March 19, 2004 and effective October 1, 2003, by and among AmerAlia, Inc., Natural Soda, Inc., Natural Soda Holdings, Inc., Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(H)

Warrant to Purchase 491,957 shares of Common Stock, issued by AmerAlia, Inc. to Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(I)

Warrant to Purchase 108,043 shares of Common Stock, issued by AmerAlia, Inc. to Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(J)

Shareholder Voting Agreement dated March 19, 2004 by and among Jacqueline B. Mars as Trustee for the Jacqueline Badger Mars Trust dated February 5, 1975, as amended and  Robert C.J. van Mourik, Bill H. Gunn, Neil E. Summerson, Robert A. Cameron, Geoffrey Murphy and James V. Riley. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(K)

Filing Agreement Dated September 1, 2004 Regarding Joint Filing Of Schedule 13D, by and between Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. and Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(L)

Contribution Agreement, dated May 23, 2007, by and between Sentient (Aust.) Pty. Limited acting on behalf of Sentient Global Resources Trust No. I and Sentient USA Resources Fund, L.P. (Filed with Amendment No. 1 reporting an event of May 23, 2007 and incorporated herein by this reference)

(M)

Contribution Agreement, dated May 23, 2007, by and between Sentient Executive GP I, Limited on behalf of the general partner of Sentient Global Resources Fund I, L.P. and Sentient USA Resources Fund, L.P. (Filed with Amendment No. 1 reporting an event of May 23, 2007 and incorporated herein by this reference)

CUSIP No. 23559-26

(N)

Filing Agreement Dated June 4, 2007, Regarding Joint Filing Of Schedule 13D, by and between Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1, Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1, and Sentient USA Resources Fund, LP. (Filed with Amendment No. 1 reporting an event of May 23, 2007 and incorporated herein by this reference)

(O)

Agreement to Share Proceeds, dated March 19, 2007, by and among Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1 and Jacqueline B. Mars as Trustee of the Jacqueline Badger Mars Trust dated February 5, 1975. (Filed with Amendment No. 1 reporting an event of May 23, 2007 and incorporated herein by this reference)

(P)

Purchase Agreement entered into to be effective as of the 13th day of July, 2007 by and between Jacqueline B. Mars as Trustee of the Jacqueline Badger Mars Trust dated February 5, 1975, Jacqueline B. Mars individually, and Sentient USA Resources Fund II, L.P., a Delaware limited partnership. (Filed with Amendment No. 2 reporting an event of August 22, 2007 and incorporated herein by this reference)

(Q)

Third Amended and Restated Guaranty Agreement, filed as Exhibit 1 to AmerAlia’s Form 8-K reporting an event of December 17, 2001 and incorporated herein by this reference.

(R)

Fourth Amended and Restated Guaranty Agreement, filed as Exhibit 1 to AmerAlia’s Form 8-K reporting an event of March 29, 2002 and incorporated herein by this reference.

(S)

Addendum to the Third and Fourth Amended and Restated Guaranty Agreements - Exhibit 10.40 of AmerAlia’s Form 10-QSB for its quarter ended December 31, 2003 and incorporated herein by this reference.

(T)

Form of Unsecured Subordinated Series C Debenture Due February 19, 2008 filed as Exhibit 10.39 to AmerAlia’s Form 10-QSB for its quarter ended December 31, 2003 and incorporated herein by this reference.

(U)

Promissory Note, dated August 24, 2007, in the principal amount of $350,000, from AmerAlia, Inc. to Sentient USA Resources Fund II, L.P. (Filed with Amendment No. 2 reporting an event of August 22, 2007 and incorporated herein by this reference).

(V)

Filing Agreement Dated August 22, 2007, Regarding Joint Filing Of Schedule 13D, by and among Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund I L.P., Sentient Global Resources Trust No. 1, Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund II, L.P., and Sentient Global Resources Trust II. (Filed with Amendment No. 2 reporting an event of August 22, 2007 and incorporated herein by this reference).

(W)

Debenture Purchase Agreement entered into May 27, 2008, to be effective as of the October 31, 2007, by and between Natural Soda, Inc. and Sentient USA Resources Fund II, L.P., a Delaware limited partnership. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(X)

Form of Secured Series A 10% Debenture Due September 30, 2005 issued by Natural Soda Holdings, Inc. to Natural Soda, Inc. filed as Exhibit 10.36 of AmerAlia’s Form 10-QSB for its quarter ended December 31, 2003 and incorporated herein by this reference.

(Y)

Interest Purchase Agreement entered into on May 27, 2008, by and between Natural Soda, Inc. and Sentient USA Resources Fund II, L.P., a Delaware limited partnership. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

CUSIP No. 23559-26

(Z)

Contribution Agreement (NSI), dated May 27, 2008, by and among, Sentient USA Resources Fund II, L.P., a Delaware limited partnership, Natural Soda Holdings, Inc., and Natural Soda, Inc. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(AA)

Contribution Agreement dated May 27, 2008, by and among, Natural Soda Holdings, Inc., and
AmerAlia, Inc. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(BB)

Promissory Note, dated May 27, 2008, in the principal amount of $465,000, from AmerAlia, Inc. to Sentient USA Resources Fund, L.P. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(CC)

Promissory Note Extension Agreement dated May 27, 2008, to be effective as of December 31, 2007, by and between Sentient USA Resources Fund II, L.P., a Delaware limited partnership and AmerAlia, Inc. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(DD)

General Release dated May 27, 2008 to be effective as of December 31, 2007, by and among AmerAlia, NSHI, NSI, Robert van Mourik, and Bill H. Gunn and for the benefit of Fund I, Trust I, Partnership I, Fund II, and others. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(EE)

Filing Agreement dated May 27, 2008, regarding Joint Filing Of Schedule 13D, by and among Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund I L.P., Sentient Global Resources Trust No. 1, Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund II, L.P., Sentient Global Resources Trust II, and Sentient Global Resources Fund III, L.P. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(FF)

Restructuring Agreement dated September 25, 2008, by and among AmerAlia, Inc., Natural Soda Holdings, Inc., Natural Soda, Inc., Bill H. Gunn, Robert van Mourik, Sentient USA  Resources Fund, L.P., Sentient USA Resources Fund II, L.P., and Sentient Global Resources Fund III, L.P. filed as Exhibit 10.52 of AmerAlia’s Form 8-K reporting an event dated September 25, 2008 and incorporated herein by this reference.

(GG)

Amendment to the Restructuring Agreement by and among AmerAlia, Inc., Natural Soda Holdings, Inc., Natural Soda, Inc., Bill H. Gunn, Robert van Mourik, Sentient USA  Resources Fund, L.P., Sentient USA Resources Fund II, L.P., and Sentient Global Resources Fund III, L.P. filed as Exhibit 10.54 of AmerAlia’s Form 8-K reporting an event dated October 31, 2008 and incorporated herein by this reference.

(HH)

Shareholder Agreement by and among AmerAlia, Inc., Natural Soda Holdings, Inc., and Sentient USA  Resources Fund, L.P., filed as Exhibit 10.55 of AmerAlia’s Form 8-K reporting an event dated October 31, 2008 and incorporated herein by this reference.

(II)

Filing Agreement dated November 7, 2008, regarding Joint Filing Of Schedule 13D, by and among Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund I L.P., Sentient Global Resources Trust No. 1, Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund II, L.P., Sentient Global Resources Trust II, and Sentient Global Resources Fund III, L.P. (Filed with Amendment No. 4 reporting an event of October 31, 2008 and incorporated herein by this reference).

(JJ)

Filing Agreement dated December 31, 2008, regarding Joint Filing Of Schedule 13D, by and between Sentient USA Resources Fund, L.P. and Sentient Executive MLP 1, Limited. (Filed with Amendment No. 5 reporting an event of December 31, 2008 and incorporated herein by this reference).

(KK)

Filing Agreement dated January 14, 2009, regarding Joint Filing Of Schedule 13D, by and between Sentient USA Resources Fund, L.P., and Sentient Executive MLP 1, Limited. (Filed with Amendment No. 6 reporting an event of October 31, 2008 and incorporated herein by this reference).

CUSIP No. 23559-26

(LL)

Filing Agreement dated March 19, 2009, regarding Joint Filing of Schedule 13D, by and between Sentient USA Resources Fund, L.P., and Sentient Executive MLP 1, Limited. (Filed with Amendment No. 7 reporting an event of March 19, 2009 and incorporated herein by this reference)

(MM)

Exchange Agreement dated June 30, 2010, by and between AmerAlia, Inc. and Sentient USA Resources Fund, LP (filed as Exhibit 10.56 of AmerAlia’s Form 8-K reporting an event dated June 30, 2010 and incorporated herein by this reference).

(NN)

Filing Agreement dated effective June 30, 2010, regarding Joint Filing of Schedule 13D, by and between Sentient USA Resources Fund, L.P., and Sentient Executive MLP 1, Limited. (Filed herewith)

CUSIP No. 23559-26

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sentient USA Resources Fund, L.P. By: Sentient Executive MLP1, Limited, General Partner By: ___/s/ Greg Link Greg Link, Director Date: July 7, 2010
Sentient Executive MLP1, Limited, By: ____/s/ Greg Link Greg Link, Director Date: July 7, 2010

CUSIP No. 23559-26

SCHEDULE A

The (i) name, (ii) title, (iii) citizenship, (iv) principal occupation and (v) business address of each director of MLP I, are as follows. MLP I has no executive officers.

Name	Title	Citizenship	Principal Occupation	Business Address
Peter Cassidy	Director	Australian	Investment Manager	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia
Greg Link	Director	New Zealander	Investment Manager	Landmark Square 64 Earth Close, West Bay Beach South PO Box 10795 Grand Cayman KY1-1107 Cayman Islands
Johanna Druez	Director	Canadian	Assistant Investment Manager	c/o Sentient Asset Management Canada Limited Montreal Herald Building 1001 Square Victoria, Suite 450 Montreal (Quebec) H2Z 2B1, Canada